EXHIBIT 99.1

Equinor ASA: Execution of debt capital market transactions

On Wednesday April 1, 2020 Equinor ASA (OSE:EQNR, NYSE:EQNR), guaranteed by Equinor Energy AS, executed a total of USD 5 billion in the debt capital market.

The debt capital market transaction consists of the following tranches:

  Issue of USD 1.25 billion 2.875% Notes due April 6, 2025
  Issue of USD 0.5 billion 3.0% Notes due April 6, 2027
  Issue of USD 1.5 billion 3.125% Notes due April 6, 2030
  Issue of USD 0.5 billion 3.625% Notes due April 6, 2040
  Issue of USD 1.25 billion 3.7% Notes due April 6, 2050

“Equinor is in a strong position to handle market volatility and uncertainty. In combination with our USD 3 billion action plan to reduce cost, this transaction will further strengthen our financial resilience and flexibility going forward, and ensure liquidity to prioritised projects,” says CFO of Equinor ASA, Lars Christian Bacher.

The net proceeds from the issue of the Notes will be used for general corporate purposes, which may include the repayment or purchase of existing debt or other purposes described in the prospectus supplement for the issue of Notes.

The Notes have been fully subscribed and the settlement date is April 6, 2020.

Further information:

Investor relations
Peter Hutton, Senior Vice President, Investor Relations,
+44 7881 918 792

Press
Bård Glad Pedersen, Vice President, Media Relations,
+47 918 01 791

Finance
Annant Shah, Vice President, Capital Markets,
+44 203 204 3200

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Equinor ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The offering is being made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). The offering is being made only by means of a prospectus and related prospectus supplement. The prospectus and related preliminary prospectus supplement may be obtained by visiting the SEC’s website at www.sec.gov.  Alternatively, you may request these documents by calling (1) BofA Securities, Inc. at 1-800-294-1322, (2) Barclays Capital Inc. at 1-888-603-5847, (3) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or (4) J.P. Morgan Securities LLC at 1-212-834-4533 (collect).

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act